Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

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Title: Who can invest in the Yieldstreet Prism Fund?

At Yieldstreet, we've always had the end goal of providing a broader audience of individual investors with access to our asset-backed alternative investments. Since the Jumpstart Our Business Startups (JOBS) Act made it possible for businesses to raise capital through crowdsourcing in 2016, it's been our ambition to make Yieldstreet's alternative investments accessible to more people.

Starting with verified accredited investors

Prior to 2020, Yieldstreet's asset-backed alternative investments were only available to verified accredited investors. This is because Yieldstreet's individual offerings are sold to investors under Rule 506(c) of Regulation D of the Securities Act, which permits issuers to broadly solicit and generally advertise an offering. This rule requires us to verify that all the investors participating in one of our individual offerings are, in fact, accredited.

As you may know, an accredited investor is an individual investor who generally meets the following SEC requirements:

1. An individual who either earns a pre-tax income that exceeds $200,000 and has done so over the past two tax years or has a net worth exceeding $1M (excluding their principal residence).
2. Spouses can meet the requirements jointly if the couple earned a pre-tax joint income of more than $300,000 for the two previous years or their joint net worth exceeds $1M (excluding their principal residence).

In order to verify their accreditation with Yieldstreet, accredited investors must provide us with the necessary information during our internal accreditation verification process. To do so, they must upload their two most recent W2s, K1s, or 1099 forms as well as submit their tax returns on the platform. If applicable, they may also submit a verification request through the Yieldstreet system to a third party such as a CPA, lawyer, registered broker-dealer, or investment advisor who can validate their status.

Since our inception, this audience has been the core focus of our investment offerings. When we first launched the Yieldstreet Prism Fund in February of 2020, we decided to start with this existing audience, even though **the verification process isn't needed to invest in the Fund[1].**

Moving forward with self-verified accredited investors

As the strategy behind the Fund progresses through its stages, so does the Fund's audience rollout. Since the second tranche of the Fund in May of 2020, the Fund has been available to self-verified accredited investors. These are investors who meet the criteria of being an accredited investor but don't have to submit any documentation to Yieldstreet for verification in order to invest in the Yieldstreet Prism Fund.

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The Yieldstreet Prism Fund will be available to non-accredited investors soon

It was always Yieldstreet's intention to make the Fund available to non-accredited investors. These are investors who do not meet the SEC criteria to qualify as accredited investors.

All individual investors will soon be able to participate in the Yieldstreet Prism Fund.

For additional information on the Fund, please refer to the prospectus. For all other questions regarding the Fund or accreditation status, feel free to email us at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to person resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

[1]For the avoidance of doubt, the Fund's shares are being publicly offered pursuant to the Securities Act, and are not privately offered pursuant to Rule 506(c) of Regulation D thereunder.

This communication and the information contained in this article are provided for general informational purposes only and should neither be construed nor intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Any link to a third-party website (or article contained therein) is not an endorsement, authorization or representation of our affiliation with that third party (or article). We do not exercise control over third-party websites, and we are not responsible or liable for the accuracy, legality, appropriateness, or any other aspect of such website (or article contained therein).